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                 June 15, 2021

       Shannon Wilkinson
       Chief Executive Officer
       Tego Cyber, Inc.
       8565 South Eastern Avenue, Suite 150
       Las Vegas, Nevada 89123

                                                        Re: Tego Cyber, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 14, 2021
                                                            File No. 333-257066

       Dear Ms. Wilkinson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal
       Branch Chief, at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Jessica M. Lockett,
Esq.